Exhibit 21.1

SUBSIDIARIES OF POLYPORE INTERNATIONAL, INC.

Name of Subsidiary	State or jurisdiction of Incorporation or Organization

Celgard K.K.	Japan

Celgard, LLC	Delaware

Daramic (Shanghai) Battery Separators Co., Ltd.	China

Daramic (Thailand) Limited	Thailand

Daramic Asia, Inc.	Delaware

Daramic Group International, Inc.	U.S. Virgin Islands

Daramic Holding S.A.	France

Daramic International, Inc.	Delaware

Daramic S.A.	France

Daramic S.r.l.	Italy

Daramic Separadores de Baterias Ltda.	Brazil

Daramic, LLC	Delaware

Membrana GmbH	Germany

Polypore Acquisition GmbH	Germany

Polypore B.V.	Netherlands

Polypore C.V.	Netherlands

Separatorenerzeugung GmbH	Austria

Separatorenerzeugung Holding GmbH	Austria